FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 - 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

November 16, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on November 16, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On November 16, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that it has completed an infill and twin drill program on its 100% owned Rock Creek Project located near Nome, Alaska.

NovaGold Resources Inc. also announced that through its wholly owned subsidiary Alaska Gold Company, has signed a Memorandum of Understanding with the State of Alaska formally initiating the permitting process for its Rock Creek Project in Nome, Alaska.

NovaGold Resources Inc. also announced that the Feasibility Study on the Rock Creek project has been initiated under the direction of Norwest Corporation.

NovaGold Resources Inc. also announced that at the nearby 100% owned Big Hurrah property east of Nome, NovaGold has completed an initial 2,900 meter (9,500 ft) program of both RC and core drilling to test the potential to develop a near surface gold resource.

NovaGold Resources Inc. also announced that it continues to evaluate the prospect of re-starting gold production from its Nome Gold project in conjunction with its existing sand-and-gravel operations.

Item Five - Full Description of Material Change

Feasibility Drilling Completed at Rock Creek, Updated Resource Estimate Underway

NovaGold has completed an infill and twin drill program on its 100% owned Rock Creek Project located near Nome, Alaska. The 5,921 meter (19,450 foot) drill program started in late June and was designed to increase the in-fill drill definition of the deposit, as well as confirm historic drill results to be incorporated into the Feasibility Study scheduled to be completed by the 2nd quarter of 2005. In addition, ten trenches totaling 1,000 meters (3,300 feet) were excavated and sampled across the top of the deposit to provide additional geologic data for the updated 3D block model.

The twin drill program consisted of 3,248 meters (10,650 feet) in 40 holes drilled to confirm historic drill results utilizing best method core and RC sampling protocols under the direction of AMEC Inc. of Vancouver, B.C. This program was designed to further statistically quantify the coarse gold content of the older drilling. To accomplish this objective the core program employed the use of triple-tube core recovery and face discharge bits in order to improve overall core recovery. The RC program utilized a casing system which allowed for the capture of high-quality near surface samples and the holes were drilled with center return tooling in order to minimize any down-hole contamination. A baffle system was also incorporated into the sampling line in order to improve the RC sample recovery. In general, recoveries using both protocols have been excellent and the results should improve the overall estimate of gold to be used in the final Feasibility resource model.

The infill drilling consisted of 29 additional holes (23 core and 6 RC) totaling 2,673 meters (8,800 feet) and targeted converting inferred category blocks into the measured and indicated category blocks, as well as to test additional blocks currently within the pit outlines that were previously undrilled to determine whether some of those blocks contain mineralized material. All results from the drilling are being incorporated into the final resource estimation and block model currently being prepared by independent engineering firm, AMEC Inc., of Vancouver, B.C. The updated Resource estimate is anticipated to be completed by the 1st Quarter of 2005.

The drill program and sampling protocol were under the direction and oversight of qualified person John Odden, P.Geo., Senior Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by MSA, fire assay and ICP at ALS Chemex Labs in Fairbanks, Alaska and Vancouver, B.C., Canada.

Permit Process Officially Initiated with State of Alaska

NovaGold, through its wholly owned subsidiary Alaska Gold Company, has signed a Memorandum of Understanding with the State of Alaska formally initiating the permitting process for its Rock Creek Project in Nome, Alaska. This agreement outlines the requirements for permitting of the project which is anticipated to be completed by the second half of 2005 with construction to commence upon issuance of necessary permits.

Baseline environmental monitoring and permitting activities have been budgeted at over US$700,000 in 2004. NovaGold anticipates submitting its Environmental Assessment, Plan of Operation and Reclamation Plan in before the end of 2004.

Rock Creek Feasibility Study Initiated

The Feasibility Study on the project has been initiated under the direction of Norwest Corporation. Over US$1.1 million has been budgeted for engineering programs in support of the feasibility study. Field programs for hydrologic and geotechnical components of the study have been completed. Some additional wells and pump tests to better estimate dewatering requirements will be completed this fall.

Metallurgical studies are underway at PRA Laboratories in Vancouver, B.C. to optimize the mill process flow sheets. Additional test work has been undertaken by Dorr-Oliver-Eimco to optimize the tailings disposal facilities. Roberts & Schaefer, an engineering firm specializing in modular mill designs, has been retained to design the mill and truck shops.

Water Management Consultants are supervising rock characterization for mine development rock and tailings under a program approved by the State of Alaska. Test work is ongoing at SGS Laboratories on Acid-Base-Accounting (ABA) to characterize rock types and to design facilities accordingly. Composite samples have also been made and shipped for kinetic testing.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year from a 6,000 tonne per day operation based on the previously released Preliminary Economic Assessment study. The Company is finalizing cost estimates as part of the Feasibility Study anticipated by the 2nd Quarter of 2005. A mine construction decision at Rock Creek is targeted for late 2005 after completion of the Feasibility Study and receipt of construction permits. Permitting is being undertaken in conjunction with completion of the Feasibility Study.

Timelines for key project milestones:

Initiate PermittingCompleted
Submit Environmental Assessment (EA)4th Quarter 2004
Update Resource Model1st Quarter 2005
Complete Feasibility Study2nd Quarter 2005
Permit Approval 2nd half 2005
Construction2nd half 2005
Start of Production1st half 2006

Exploration Progress at Early Stage, Big Hurrah Property

At the nearby 100% owned Big Hurrah property east of Nome, NovaGold has completed an initial 2,900 meter (9,500 ft) program of both RC and core drilling to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple near surface gold mineralized zones with similar characteristics to Rock Creek. Based on historic drilling the Company is targeting the potential to define an initial mineralized zone that could contain 100,000 to 200,000 ounces of gold grading between 5 to 10 g/t gold beginning at surface. Assay results from the current drill program are still pending but drilling on the property did encounter mineralization which included zones of veining with coarse visible gold. The zone remains open at depth and along strike. Additional information will be reported on the Big Hurrah project as results become available.

Nome Operations

NovaGold continues to evaluate the prospect of re-starting gold production from its Nome Gold project in conjunction with its existing sand-and-gravel operations. Historically over 4 million ounces of gold have been recovered from the Nome area on land owned by the Alaska Gold

Company, a wholly-owned subsidiary of NovaGold. The Company is proceeding with an economic study to evaluate the possibility of re-starting gold production either utilizing dredges or conventional open pit mining methods.

The Company anticipates a good financial performance for the year from its sand-and-gravel and real estate businesses. The Nome Operations business unit has recorded sales of C$15.5 million since its acquisition in 1999. Sales for the first nine months of 2004 were C$1.7 million and are on target to well exceed C$2 million for the year.

The State of Alaska has initiated construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area, and further into the Nome mining district. This road upgrade will benefit the Rock Creek project and support future exploration in the Nome mining district.

The State of Alaska continues to move forward with plans to purchase more than 300 acres of land from the Company for Phase 1 of a multi-phase expansion of the Nome Airport facility. Although the process has progressed slower than originally anticipated, discussions are on-going with the State of Alaska. The Company hopes to finalize a sale agreement in 2005. In addition, the US$39 million Port of Nome expansion project is underway. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company's sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

Item Six - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine - Date of Report

Executed this 18th day of November, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Update on Nome Operations and Rock Creek Feasibility Study

16 November 2004 - Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

•	Delineation drilling for the full Feasibility Study on the Rock Creek deposit completed.

•	Final permit process officially initiated with the State of Alaska. Permitting anticipated to be completed in the second half of 2005.

•	Feasibility Study with independent engineering firms Norwest and AMEC on target for completion by the second quarter of 2005.

•	Engineering studies initiated on Nome Gold project to look at restarting gold production associated with the Company's sand-and-gravel operations.

•	Exploration underway elsewhere in the Nome district at the Big Hurrah property.

Feasibility Drilling Completed at Rock Creek, Updated Resource Estimate Underway

NovaGold has completed an infill and twin drill program on its 100% owned Rock Creek Project located near Nome, Alaska. The 5,921 meter (19,450 foot) drill program started in late June and was designed to increase the in-fill drill definition of the deposit, as well as confirm historic drill results to be incorporated into the Feasibility Study scheduled to be completed by the 2nd quarter of 2005. In addition, ten trenches totaling 1,000 meters (3,300 feet) were excavated and sampled across the top of the deposit to provide additional geologic data for the updated 3D block model.

The twin drill program consisted of 3,248 meters (10,650 feet) in 40 holes drilled to confirm historic drill results utilizing best method core and RC sampling protocols under the direction of AMEC Inc. of Vancouver, B.C. This program was designed to further statistically quantify the coarse gold content of the older drilling. To accomplish this objective the core program employed the use of triple-tube core recovery and face discharge bits in order to improve overall core recovery. The RC program utilized a casing system which allowed for the capture of high-quality near surface samples and the holes were drilled with center return tooling in order to minimize any down-hole contamination. A baffle system was also incorporated into the sampling line in order to improve the RC sample recovery. In general, recoveries using both protocols have been excellent and the results should improve the overall estimate of gold to be used in the final Feasibility resource model.

The infill drilling consisted of 29 additional holes (23 core and 6 RC) totaling 2,673 meters (8,800 feet) and targeted converting inferred category blocks into the measured and indicated category blocks, as well as to test additional blocks currently within the pit outlines that were previously undrilled to determine whether some of those blocks contain mineralized material. All results from the drilling are being incorporated into the final resource estimation and block model currently being prepared by independent engineering firm, AMEC Inc., of Vancouver, B.C. The updated Resource estimate is anticipated to be completed by the 1st Quarter of 2005.

The drill program and sampling protocol were under the direction and oversight of qualified person John Odden, P.Geo., Senior Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by MSA, fire assay and ICP at ALS Chemex Labs in Fairbanks, Alaska and Vancouver, B.C., Canada.

Permit Process Officially Initiated with State of Alaska

NovaGold, through its wholly owned subsidiary Alaska Gold Company, has signed a Memorandum of Understanding with the State of Alaska formally initiating the permitting process for its Rock Creek Project in Nome, Alaska. This agreement outlines the requirements for permitting of the project which is anticipated to be completed by the second half of 2005 with construction to commence upon issuance of necessary permits.

Baseline environmental monitoring and permitting activities have been budgeted at over US$700,000 in 2004. NovaGold anticipates submitting its Environmental Assessment, Plan of Operation and Reclamation Plan in before the end of 2004.

Rock Creek Feasibility Study Initiated

The Feasibility Study on the project has been initiated under the direction of Norwest Corporation. Over US$1.1 million has been budgeted for engineering programs in support of the feasibility study. Field programs for hydrologic and geotechnical components of the study have been completed. Some additional wells and pump tests to better estimate dewatering requirements will be completed this fall.

Metallurgical studies are underway at PRA Laboratories in Vancouver, B.C. to optimize the mill process flow sheets. Additional test work has been undertaken by Dorr-Oliver-Eimco to optimize the tailings disposal facilities. Roberts & Schaefer, an engineering firm specializing in modular mill designs, has been retained to design the mill and truck shops.

Water Management Consultants are supervising rock characterization for mine development rock and tailings under a program approved by the State of Alaska. Test work is ongoing at SGS Laboratories on Acid-Base-Accounting (ABA) to characterize rock types and to design facilities accordingly. Composite samples have also been made and shipped for kinetic testing.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year from a 6,000 tonne per day operation based on the previously released Preliminary Economic Assessment study. The Company is finalizing cost estimates as part of the Feasibility Study anticipated by the 2nd Quarter of 2005. A mine construction decision at Rock Creek is targeted for late 2005 after completion of the Feasibility Study and receipt of construction permits. Permitting is being undertaken in conjunction with completion of the Feasibility Study.

Timelines for key project milestones:

Initiate Permitting	Completed
Submit Environmental Assessment (EA)	4th Quarter 2004
Update Resource Model	1st Quarter 2005
Complete Feasibility Study	2nd Quarter 2005
Permit Approval	2nd half 2005
Construction	2nd half 2005
Start of Production	1st half 2006

Exploration Progress at Early Stage, Big Hurrah Property

At the nearby 100% owned Big Hurrah property east of Nome, NovaGold has completed an initial 2,900 meter (9,500 ft) program of both RC and core drilling to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple near surface gold mineralized zones with similar characteristics to Rock Creek. Based on historic drilling the Company is targeting the potential to define an initial mineralized zone that could contain 100,000 to 200,000 ounces of gold grading between 5 to 10 g/t gold beginning at surface. Assay results from the current drill program are still pending but drilling on the property did encounter mineralization which included zones of veining with coarse visible gold. The zone remains open at depth and along strike. Additional information will be reported on the Big Hurrah project as results become available.

Nome Operations

NovaGold continues to evaluate the prospect of re-starting gold production from it Nome Gold project in conjunction with its existing sand-and-gravel operations. Historically over 4 million ounces of gold have been recovered from the Nome area on land owned by the Alaska Gold Company, a wholly-owned subsidiary of NovaGold. The Company is proceeding with an economic study to evaluate the possibility of re-starting gold production either utilizing dredges or conventional open pit mining methods.

The Company anticipates a good financial performance for the year from its sand-and-gravel and real estate businesses. The Nome Operations business unit has recorded sales of C$15.5 million since its acquisition in 1999. Sales for the first nine months of 2004 were C$1.7 million and are on target to well exceed C$2 million for the year.

The State of Alaska has initiated construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area, and further into the Nome mining district. This road upgrade will benefit the Rock Creek project and support future exploration in the Nome mining district.

The State of Alaska continues to move forward with plans to purchase more than 300 acres of land from the Company for Phase 1 of a multi-phase expansion of the Nome Airport facility. Although the process has progressed slower than originally anticipated, discussions are on-going with the State of Alaska. The Company hopes to finalize a sale agreement in 2005. In addition, the US$39 million Port of Nome expansion project is underway. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company's sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 65.5 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.